[redacted]

Securities and Exchange Commission
RECEIVED
MAR 0 1 2010
Branch of Registrations and Examinations

SE 10027939 MISSION
Washington, D.C. ...

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 41256

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick D. Grecco (617) 422-4654
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick D. Grecco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Funds Distributor Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP and Corporate Controller

Title

TERRENCE J. CULLEN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 4, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone +1 617 988 1000
Fax +1 617 507 8321
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Pioneer Funds Distributor, Inc.:

We have audited the accompanying statement of financial condition of Pioneer Funds Distributor, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and comprehensive income, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Funds Distributor, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2010

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Statement of Financial Condition

December 31, 2009

(Dollars in thousands)

Assets

Cash and cash equivalents (note 2)	$	42,592
Investments in marketable securities, at fair value (cost $15,255) (note 2)		13,640
Receivables:		
From securities brokers and dealers for sales of mutual fund shares		39,794
From the Pioneer Family of Mutual Funds		146
Due from affiliates (note 8)		34,638
Other		369
Dealer advances (net of accumulated amortization of $6,339) (note 9)		2,443
Prepaid service fees (net of accumulated amortization of $2,445) (note 9)		908
Deferred tax assets (note 4)		1,903
Other assets		876
Total assets	$	137,309

Liabilities and Stockholder's Equity

Payable to the Pioneer Family of Mutual Funds for fund shares sold	$	39,794
Accrued expenses and accounts payable		6,029
Due to affiliates (note 8)		425
Deferred tax liabilities (note 4)		939
Distribution and service fees due to brokers and dealers		18,160
Total liabilities		65,347
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 510 shares		—
Paid-in capital (notes 6 and 7)		243,304
Accumulated deficit		(171,342)
Total stockholder's equity		71,962
Total liabilities and stockholder's equity	$	137,309

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Operations

Year ended December 31, 2009

(Dollars in thousands)

Related party revenues (note 8):		
Class B share rights revenue	$	3,453
Marketing and promotional services		81,525
Other		5,337
Revenues and other income (note 2):		
Distribution revenues		3,823
Commissions:		
Mutual funds		149
Variable annuities		246
Net gain on trading securities		2,564
Other income		796
Total revenues and other income		97,893
Related party expenses (note 8):		
Cost of Class B share rights		3,120
Other		15,260
Distribution and administrative expenses:		
Salaries and related benefits		20,097
Sales and marketing		40,082
Share-based compensation (note 7)		121
Depreciation and amortization		5,901
Rent and facilities expenses		2,574
Data processing		1,634
Other		4,588
Total distribution and administrative expenses		93,377
Income before provision for income taxes		4,516
Provision for income taxes (note 4)		1,317
Net income	$	3,199

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Changes in Stockholder's Equity and Comprehensive Income

Year ended December 31, 2009

(Dollars in thousands)

	Common stock					
	Number of shares	**Amount**	**Paid-in capital**	**Accumulated deficit**	**Total stockholder's equity**	**Comprehensive income**
December 31, 2008	510	$ —	243,162	(174,541)	68,621	—
Capital contribution 2008 reclassification	—	—	21	—	21	—
Adjusted December 31, 2008	510	—	243,183	(174,541)	68,642	—
Net income	—	—	—	3,199	3,199	3,199
Capital contribution (note 7)	—	—	121	—	121	—
Comprehensive income	—	—	—	—	—	$ 3,199
December 31, 2009	510	$ —	243,304	(171,342)	71,962	

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Cash Flows

Year ended December 31, 2009

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	3,199
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes, net		307
Depreciation and amortization		5,901
Net gain on trading activities		(2,564)
Share-based compensation		121
Purchases of trading securities		(1,259)
Proceeds from trading activities		6,041
Changes in operating assets and liabilities:		
Decrease in receivable from securities brokers and dealers for sales of mutual fund shares		5,004
Increase in receivable from the Pioneer Family of Mutual Funds		(38)
Increase in due from affiliates, net		(7,490)
Increase in other receivables		(36)
Increase in dealer advances, net		(4,856)
Increase in prepaid service fees, net		(1,818)
Decrease in other assets		82
Decrease in payable to the Pioneer Family of Mutual Funds for fund shares sold		(5,004)
Decrease in accrued expenses and accounts payable		(309)
Increase in distribution and service fees due to brokers and dealers		3,944
Net cash provided by operating activities		1,225
Net increase in cash and cash equivalents		1,225
Cash and cash equivalents, beginning of year		41,367
Cash and cash equivalents, end of year	$	42,592

See accompanying notes to financial statements.

(1) Nature of Operations and Organization

(a) Nature of Operations

Pioneer Funds Distributor, Inc. (the Company), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the Pioneer Funds), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC).

(b) Organization

The Company is a wholly owned subsidiary of Pioneer Investment Management, Inc. (PIM). PIM is a wholly owned subsidiary of Pioneer Investment Management USA Inc. (PIM USA), which is a wholly owned subsidiary of Pioneer Global Asset Management S.p.A. (PGAM). PGAM is a global asset management holding company and is a wholly owned subsidiary of UniCredit Group S.p.A. (UCG).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All amounts are expressed in U.S. dollars unless otherwise specified.

(b) Recognition of Revenue and Expenses

The Company's revenue is largely dependent on the total value and composition of assets under management of PIM USA and its subsidiaries, which includes domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

Distribution revenues include distribution fees earned based on an annual rate of 0.75% of net assets of Class B and Class C shares of the Pioneer Funds (0.50% per annum for Class R shares) and the gains on sales of Class B share rights sold pursuant to the Class B share rights program (see notes 8 and 9). In addition, a service fee at an annual rate of 0.25% is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. In subsequent years, these distribution and service fees are collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. Commissions consist of underwriting commissions and

(Continued)

(Dollars in thousands)

commissions as dealer earned from the distribution of Class A Pioneer Funds' shares and are recorded as income on the trade (execution) date. Variable annuity commissions are earned on the distribution of variable annuity contracts. Other income primarily consists of interest and dividend income. Related party revenue primarily consists of Class B share rights revenue as well as income earned from other PGAM affiliates (see note 8). Operating expenses are recorded on the accrual basis.

(c) Cash and Cash Equivalents

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days. Cash and cash equivalents at December 31, 2009 consist of cash of $42,592 segregated in accordance with FINRA regulations, including amounts in the Pioneer Institutional Money Market Fund of $35,000.

(d) Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification 105, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles*. The FASB Accounting Standards Codification™ (ASC) is now the source of all authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities, and superseded all non-SEC accounting and reporting standards in force at that time. All non-SEC accounting literature not included in the ASC, which had not been grandfathered, became nonauthoritative. The Company has adopted the standard during the year ended December 31, 2009 and has reflected the basis for reference to authoritative GAAP guidance in its footnote disclosures.

In June 2009, the FASB issued ASC 810, *Consolidation*, to address certain provisions relating to variable interest entities (VIEs). Under this statement, an enterprise is now required to perform a qualitative analysis to determine whether the enterprise's variable interest(s) give it a controlling interest in a VIE, for purposes of identifying the primary beneficiary of a VIE. The primary beneficiary is the enterprise that has both the power to direct the activities of a VIE that most significantly impact economic performance, and the obligation to absorb losses (or receive benefits) that are significant to the VIE. While the initial statement was effective for fiscal years beginning after November 15, 2009, on January 27, 2010, the FASB decided to indefinitely defer the effective date of this statement as it applies to an enterprise's interests in entities that either have all of the characteristics of investment companies, or for which it is industry practice to apply measurement principles for financial reporting purposes consistent with those that apply to investment companies, if other conditions are met. The FASB also decided to indefinitely defer ASC 810's consolidation requirements to investment companies. The Company's management will continue to monitor the status of the implementation guidance of this standard, but believes that the adoption of ASC 810 will not have a material impact on the overall financial statements of the Company.

(Dollars in thousands)

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures about Fair Value Measurements*. ASU 2010-06 will require reporting entities to make new disclosures about the amount and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements and input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3, and information on purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measures. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measures, which are effective for fiscal years beginning after December 15, 2010. Accordingly, the Company is currently evaluating ASU 2010-06 and its impact, if any, on the Company's financial statements.

(e) Investments in Marketable Securities

Investments in marketable securities represent investments in the Pioneer Funds for which the Company acts as the distributor and are valued at the last reported net asset value. These investments are accounted for at market value and net asset value. Net realized and unrealized gains and losses are reported as such in the accompanying statement of operations.

The Company adopted FASB ASC 820, *Fair Value Measurements and Disclosures*, effective for financial statements issued for fiscal years beginning after November 15, 2007. In accordance with ASC 820, fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy for measuring fair value and enhancing disclosure. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level 1 – quoted pricing in active markets for identical instruments.
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credits risk, etc.).
- Level 3 – significant unobservable inputs (including management's own assumptions in determining the fair value of investments).

As of December 31, 2009, all of the Company's investments in marketable securities, $13,640, are classified using Level 1 inputs, as described above.

(f) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at applicable rates as of the balance sheet date. Revenues and expenses are translated using average exchange rates. Gains and losses realized on foreign currency transactions principally relate to the settlement of share-based

payment arrangements and intercompany arrangements and are included in the determination of net income.

(g) ***Valuation of Financial Instruments***

The Company considers liquidity and readily available market quotations when estimating the fair value of financial instruments. The carrying amount of the Company's financial instruments, as stated in the accompanying statement of financial condition, approximates fair value.

(h) ***Comprehensive Income***

Comprehensive income, as defined, includes all changes in equity during a period from nonowner sources.

(i) ***Premises and Equipment***

Premises and equipment are reported at cost less accumulated depreciation computed on a straight-line basis over the estimated useful lives, which range between three and five years for furniture and fixtures and over the lease term for leasehold improvements. Additions, renewals, and betterments of fixed assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred. At December 31, 2009, premises and equipment included in other assets amounted to $206, net of accumulated depreciation of $847. Depreciation expense for the year ended December 31, 2009 was $293.

(j) ***Concentrations of Credit Risk***

The Company is primarily engaged in the selling of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(k) ***Legal and Other Loss Contingencies***

The Company records liabilities for contingencies when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Significant management judgment is required to comply with this guidance. The Company analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters, to assess its potential liability. Contingent liabilities are not discounted.

(l) ***Share-Based Compensation***

Certain employees of the Company are eligible to participate in various stock option and incentive compensation plans established by PGAM. Stock option awards under these plans are classified as liability awards. Liability classified awards are recognized at estimated fair value at the date of grant, and the Company recognizes compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period, which is generally the vesting period. Options are

(Continued)

remeasured and the liability is adjusted accordingly at each reporting date through the date of settlement. Consequently, compensation cost recognized at each reporting date during the vesting period (as well as during each period thereafter through the settlement date) will vary based on the changes in the award's fair value.

As increase in the fair value of an award will increase compensation cost (i.e., expense) whereas a decrease in the fair value of an award is recorded as a reduction in compensation cost (i.e., benefit) in the statement of operations.

As these plans have been established by PGAM and not the Company, compensation expense recognized in the accompanying statement of operations is reflected as a contribution to paid-in capital in the statement of changes in stockholder's equity and comprehensive income. See note 7 for further discussion.

(m) Income Taxes

The Company adopted the provisions of FASB ASC 740 (FIN 48) Accounting for Uncertain Tax Positions, as of January 1, 2009. Prior to adoption, the Company's policy was to establish reserves that reflected the probable outcome of known tax contingencies. The effects of final resolution, if any, are recognized as changes to the effective income tax rate in the period of resolution. The application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions is required. The Company is permitted to recognize the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the position's technical merit. The amount recognized is that which represents the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in its provision for income taxes and includes these amounts in its liability for unrecognized tax benefits.

The Company follows an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. U.S. GAAP allows for the recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income taxes to amounts that are more likely than not to be realized.

(n) Subsequent Events

During 2009, the Company adopted the provisions of FASB ASC 855, *Subsequent Events*, effective for interim or annual financial periods ending after June 15, 2009, which was intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 requires the

(Continued)

(Dollars in thousands)

disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. Pursuant to the adoption of ASC 855, the Company evaluated all subsequent events through February 25, 2010, which coincides with the date that the financial statements are available to be issued.

(3) Net Capital and Reserve Requirements

As a distributor and underwriter, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined under Rule 15c3-1. Net capital may fluctuate on a daily basis. The Company uses the Alternative Standard as its method of net capital computation. The Company's net capital, as computed under Rule 15c3-1, was $28,902 at December 31, 2009, which exceeds required net capital of $250 by $28,652.

The Company is exempt from the reserve requirements of Rule 15c3-3 since its broker-dealer transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies and variable annuities. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(4) Income Taxes

PIM USA files a consolidated federal income tax return with its direct and indirect domestic subsidiaries, including the Company. Consolidated income tax provisions are allocated among the companies based on the income tax expenses that would have been recognized had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation.

Income tax expense consisted of the following:

Current:		
Federal	$	738
State		272
		1,010
Deferred:		
Federal		246
State		61
		307
Total tax expense	$	1,317

(Continued)

(Dollars in thousands)

The provision for income taxes, as stated as a percentage of income before income taxes, consists of the following:

Federal statutory tax rate	35.00%
Changes in tax rate resulting from:	
Nondeductible items (i.e., meals, entertainment, etc.)	8.84
State income tax (net of effect on federal income tax)	4.79
Change in valuation allowance	(25.64)
Settlement of prior years' audits	6.17
Other, net	0.01
Effective tax rate	29.17%

The implementation of ASC 740 (FIN 48) resulted in an immaterial adjustment to the Company's liability for unrecognized tax positions. The liability for unrecognized tax benefits as of January 1, 2009 and as of December 31, 2009 includes accrued interest and penalties of $122 and $21, respectively. The Company does not expect that a material change to the liability for unrecognized tax benefits will occur over the next 12 months.

The 2006 – 2008 tax years remain open to examination by the major jurisdictions in which the Company is subject to tax.

(Continued)

(Dollars in thousands)

The components of deferred income taxes recorded in the accompanying statement of financial condition comprise net deferred tax assets of approximately $964. The approximate income tax effect of each type of temporary difference is as follows:

Deferred tax assets:		
Net unrealized losses on marketable securities	$	683
Compensation related		717
Other		924
		2,324
Valuation allowance		(421)
Total deferred tax assets		1,903
Deferred tax liabilities:		
Dealer advances		(939)
		(939)
Net deferred tax asset	$	964

During the year ended December 31, 2008, the Company recorded a valuation allowance of $1,720, primarily against the potential tax benefit related to realized and unrealized losses on investments for financial statement purposes. Such losses, when recognized for tax purposes, would generate capital losses under U.S. tax law. Applicable federal and state tax rules limit the recognition of capital losses to the amount of capital gains. The Company does not have sufficient evidence to determine if sufficient capital gains will be generated in future tax periods and, therefore, has recorded a valuation allowance against the deferred tax asset. Due to decreases in the underlying unrealized losses on investments for which the valuation was recorded against in prior years, the Company has recorded a decrease in the valuation allowance of $1,299 against the related deferred tax asset.

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize the deferred income tax assets existing at December 31, 2009. Management believes that existing net deductible temporary differences, which give rise to deferred tax assets will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse.

(5) Benefit Plans

PIM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (the Benefit Plans) qualified under Section 401 of the Internal Revenue Code. PIM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

(Continued)

(Dollars in thousands)

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. PIM USA contributes to the retirement benefit plan an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Participants in the savings and investment plan may voluntarily contribute up to 50% of their compensation, and PIM USA will match this contribution up to 2% of eligible compensation. The Company's allocated expenses under the Benefit Plans amounted to approximately $1,355 for the year ended December 31, 2009, and are included as a component of salaries and related benefits in the accompanying statement of operations.

(6) Incentive Plans

PIM USA and its subsidiaries do not have a share based compensation plan for its employees, but certain senior executives of the Company participate in several of PGAM's incentive plans. In 2001, PGAM's Board of Directors approved the 2001 Long Term Incentive Plan (2001 LTIP) for key employees of PGAM and its subsidiaries. Each 2001 LTIP option has a three-year cliff vesting period, and expiration of each grant is 10 years after grant date. Exercises of LTIP options may be settled in shares of PGAM stock or in cash, but have generally been cash settled. The options were granted at a strike price corresponding to the estimated fair value of a common share of PGAM's stock at each grant date. Following the exhaustion of the 5,000,000 options initially reserved for issuance under the 2001 LTIP, in September 2004, PGAM's Board of Directors approved a new Medium Term Incentive Plan (MTIP) under which PGAM awarded new options to key employees. Options under MTIP are broadly similar to the 2001 LTIP stock options. Differences between the two plans are a shorter vesting period of less than three years and the requirement for the settlement of MTIP option exercises to be in cash, as MTIP awards are subject to a combination of call and put option agreements with UCG.

There were no stock options transactions under the 2001 LTIP and MTIP plans during the year ended December 31, 2009. Outstanding and exercisable stock options under the 2001 LTIP and MTIP plans are as follows:

	Shares	Weighted average exercise price
Outstanding at January 1 and December 31, 2009	1,745	€ 49.81
Exercisable at December 31, 2009	1,745	49.81

The aggregate intrinsic value of the stock options outstanding as of December 31, 2009 under the 2001 LTIP and MTIP plans is approximately $44. For the year ended December 31, 2009, there were no share based liability payments made by PIM USA in connection with the Company's participation in these plans. The weighted average remaining life of the stock options outstanding under the 2001 LTIP and MTIP plans is approximately 1.5 years.

(Continued)

(Dollars in thousands)

In December 2005, PGAM's Board of Directors approved the 2005 Long Term Incentive Plan (2005 LTIP). The 2005 LTIP provides for the payment of a cash incentive that is determined on a basis of an index which reflects, among other things, the UCG stock appreciation and the profitability of the consolidated PGAM Group of Companies. Units granted under the 2005 LTIP are linked to a weighted variation in the index, have a three-year vesting (cliff vest) period, and expire ten years from the grant date.

There were no stock options transactions under the 2005 LTIP plan during the year ended December 31, 2009. Outstanding and exercisable stock options under the 2005 LTIP plan are as follows:

	Shares		Weighted average exercise price
Outstanding at January 1 and December 31, 2009	7,218,855	€	1.00
Exercisable at December 31, 2009	4,730,055		1.00

The aggregate intrinsic value of the stock options outstanding as of December 31, 2009 under the 2005 LTIP plan is $0, computed using the base index of one euro in accordance with the terms of the plan. There were 4,730,055 exercisable stock options under the 2005 LTIP plan as of December 31, 2009. The weighted average remaining life of the stock options outstanding under the 2005 LTIP plan is approximately 6.8 years.

In October 2008, PGAM's Board of Directors approved the 2008 Long Term Incentive Plan (2008 LTIP). The 2008 LTIP comprise two components, Units of Profit (options) and Units of Investment. The options provide for the payment of a cash incentive that is determined on a basis of an index, which reflects, among other things, the UCG stock appreciation and the profitability of the consolidated PGAM Group of Companies. Options granted under the 2008 LTIP are linked to a weighted variation in the index and have a 38 month vesting period (cliff vest) expiring 74 months from the grant date. The Unit of Investment component provides participants with the right to receive a cash payment, upon vesting, equal to the award amount of €1 per each unit, adjusted for the performance of each participant's self-directed Measurement Fund(s). The Measurement Funds are used for measurement purposes only, and shall not be considered as an actual investment in any such fund. Measurement Funds are selected by PGAM, and may be substituted, added, or discontinued at any time. The Units of Investment vest on April 30, 2012.

(Dollars in thousands)

There were no stock options or units of investment transactions under the 2008 LTIP plan during the year ended December 31, 2009. Outstanding and exercisable stock options and units of investment under the 2008 LTIP plan are as follows:

	Shares	Units of investment	Total
Outstanding at January 1 and December 31, 2009	1,548,607	1,032,401	2,581,008
Exercisable at December 31, 2009	—	—	—

The aggregate intrinsic value of the stock options outstanding as of December 31, 2009 under the 2008 LTIP plan is $0, computed using the base index of one euro in accordance with the terms of the plan. There were no exercisable stock options under the 2009 LTIP plan as of December 31, 2009. The weighted average remaining life of the stock options outstanding under the 2008 LTIP plan is approximately 5 years.

The fair value of each option is estimated using a Hull-White binomial or trinomial model specific for employee stock options valuation method. Assumptions about the stock price volatility and dividend yield have been based on the data related to 10 comparable U.S. based publicly traded asset management companies. The expected term of the option is based on the Company's historical data such as employee option exercise and employee past-vesting departure behavior. The risk free rate for the expected term of the option is based on a zero coupon euro denominated yield curve. These options related to these plans are remeasured at each reporting date through the date of settlement.

	2001 LTIP	2005 LTIP	2008 LTIP
Expected term of options (years)	3	3	3
Volatility	37.77%	26.20%	26.20%
Risk free rate (zero coupon curve)	1.38	3.05	2.60
Dividend yield	4.08	0.99	0.99

In November 2009, PGAM's Board of Directors approved the 2009 Long Term Incentive Plan (2009 LTIP). The 2009 LTIP comprise solely Units of Investment granted effective in January 2010. The Units of Investment provide participants with the potential right to receive a cash payment, upon vesting, equal to the award amount of €1 per each unit, adjusted for a Performance Matrix Assessment, as carried out by the Board or delegated corporate body at the end of the three-year performance cycle (Fiscal Year 2010, 2011, and 2012). The Performance Matrix Assessment has two Key Performance Indicators: performance of each participant's self-directed Measurement Fund(s) versus their designated benchmarks, and a measurement of PGAM's Non-Propriety Channel revenue growth versus established budgets. The Measurement Funds are used for measurement purposes only, and shall not be considered as an actual investment in any such fund. Measurement Funds are selected by PGAM, and may be substituted, added,

(Dollars in thousands)

or discontinued at any time. The Units of Investment vest on March 31, 2013. The number of Units of Investment granted to employees of the Company, pursuant to the 2009 LTIP Plan, was 485,000.

(7) Capital Contributions

Certain intercompany and affiliate transactions among the Company, PIM, and PIM USA principally relating to share-based compensation, are recorded as contributions of capital in the accompanying statement of changes in stockholder's equity and comprehensive income. For the year ended December 31, 2009, the underlying transactions relating to share-based compensation awards totaled $121.

(8) Related-Party Transactions

The Company has a financing arrangement with PIM, whereby PIM agrees to purchase on an ongoing monthly basis, at a premium and without recourse, the rights to receive future distribution fees and deferred sales charges on Class B shares of the Pioneer Funds issued after January 1, 2002. For the year ended December 31, 2009, the Company recognized revenue totaling $3,453 associated with such sales. The related cost associated with the underlying Class B share sales activity of the Pioneer Funds for the year ended December 31, 2009 totaled $3,120.

The Company has a service agreement with PIM to provide for the payment of certain of the Company's overhead expenses. Additionally, PIM provides management, marketing support, systems, software, and other administrative services to the Company. In connection with a separate service agreement, the Company charges PIM a fee to provide certain marketing and promotional services. For the year ended December 31, 2009, amounts allocated to PIM amounted to $81,525 and are included in marketing and promotional services in the accompanying statement of operations.

The Company also has an expense sharing agreement with PIM USA in which the Company is allocated a pro rata portion of certain general and administration expenses incurred by PIM USA. These expenses include professional fees, space expenses, and other general operating expenses. For the year ended December 31, 2009, the Company was allocated $12,153, as follows:

Salaries and related benefit expenses	$	7,842
Professional services and facilities related expenses		1,476
Other general and administrative expenses		2,835
	$	12,153

Other related party revenue of approximately $5,337 includes amounts the Company earned from other PGAM affiliates for marketing, salaries, and operating expenses incurred on their behalf. Approximately $3,107 has been included in related-party expenses as reimbursements to affiliates for operating expenses incurred on the Company's behalf. All transactions with PIM, PGAM, and other affiliates are charged or credited through intercompany accounts and may not be the same as those, which would otherwise exist or

result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the Internal Revenue Service's transfer pricing regulations.

(9) Dealer Advances and Prepaid Service Fees

Certain of the Pioneer Funds maintain a multiclass share structure whereby the participating funds offer traditional front-end load shares (Class A shares), back-end load shares (Class B and Class C shares), and no load shares (Class R, Class Y, and Class Z shares). Class B shares do not require the investor to pay any sales charge unless there is a redemption within five years. Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. However, the Company pays upfront sales commissions (dealer advances) to broker dealers of up to 4% of the sales transaction amount on Class B shares and 1% on Class C shares. The participating Pioneer Funds pay the Company distribution and service fees based on their net assets invested in Class B, Class C, and Class R shares, subject to annual renewal by the participating Pioneer Funds' board of trustees. The distribution fee is 0.75% per annum for Class B and Class C shares, and 0.50% per annum for Class R shares. A service fee of 0.25% per annum is paid to the Company for Class B and Class C shares, and in the case of Class R shares, a service fee of up to 0.25% per annum may be charged. In addition, the Company is paid a CDSC on Class B and Class C shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value at declining rates ranging starting at 4% on the Class B shares and 1% for Class C shares.

The Company has an agreement with PIM to sell, at a premium, its rights to receive future distribution fees and deferred sales charges from sales of Class B shares of the Pioneer Funds.

The Company capitalizes and amortizes Class C dealer advances for financial statement purposes over a 12-month period. The Company deducts the dealer advances in full for tax purposes in the year such advances are paid. Distribution fees received by the Company from participating funds are recorded in income as earned. CDSCs received by the Company from redeeming shareholders are recognized as revenue. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period.

(10) Commitments and Contingencies

The Company, PIM, PIM USA, PGAM, and UCG are subject to claims and lawsuits, which seek damages, including punitive damages, in amounts, which could, if assessed, be significant.

(Dollars in thousands)

On January 15, 2009, PIM USA was notified that a lawsuit had been filed (dated July 14, 2008) by Frank Foy, a former employee of the state of New Mexico, and Foy's wife, concerning certain investments made by New Mexico with Vanderbilt Financial, LLC (VF), a capital vehicle managed by Vanderbilt Capital Advisors, LLC (VCA), a wholly owned subsidiary of PIM USA (The Foy Litigation). The Foys are qui tam plaintiffs, who bring this lawsuit under the New Mexico Fraud Against Taxpayers Act, which allows private citizens to bring an action on behalf of the state to recover money or property and rewards the successful plaintiffs with a share of the recovery. VF, VCA, PIM USA, and several current or former directors and officers of the affiliated entities, along with PGAM and UCG, are named as defendants (Group). The plaintiffs allege that the Group fraudulently induced the New Mexico Educational Retirement Board (ERB) to invest in VF by furnishing false information about the nature of the investments and further that certain improper payments were made to a political associate of the Governor of New Mexico. The plaintiffs claim triple damages amounting to $365 million. PIM USA and other members of the Group believe that meritorious defenses are available to them and are defending the lawsuit vigorously. To date, the Group has moved to dismiss all of the claims in the lawsuit on substantive grounds, and to dismiss the individual defendants, PGAM and UCG, on grounds of a lack of personal jurisdiction. No hearing date has been set, but discovery has been suspended until the motions are decided. At the present time, neither the Group nor outside legal counsel is able to provide a conclusion on the outcome or provide a reasonable estimate of the range of possible loss attributable to the proceedings or the impact it may have on PIM USA's financial results. Accordingly, PIM USA has not established a reserve specific to this matter at December 31, 2009.

On January 14, 2010, PIM USA was served with a related class action/derivative lawsuit brought by lead plaintiff Donna Hill, an employee of New Mexico State University on behalf of herself and other participants in the ERB pension fund (The Hill Complaint). A "copy-cat" suit exactly paralleling the Hill Complaint was filed in February 2010 by another ERB pension fund participant, Michael Hammes (The Hammes Complaint), but PIM USA has not yet been served. All of the Group members in The Foy Litigation are also named in both of these lawsuits, which allege that the plaintiffs and the other ERB participants suffered harm through the Group members' fraudulent misrepresentations regarding the VF investments sold to the ERB. Although the substantive allegations are largely the same as the allegations in The Foy Litigation, the defendants in The Hill Complaint and the Hammes Complaint also include the ERB trustees who made the decision to invest in VF. Neither of these complaints specifies the amount of damages at issue, but these would be subsumed in the total claimed in the Foy case. PIM USA has engaged counsel to defend the Group defendants, and plan to vigorously defend both matters. At the present time, neither the Group nor outside legal counsel is able to provide a conclusion on the outcome or provide a reasonable estimate of the range of possible loss attributable to the proceedings or the impact it may have on PIM USA's financial results. Accordingly, PIM USA has not established a reserve specific to this matter at December 31, 2009.

Schedule I

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2009

(Dollars in thousands)

Computation of net capital:		
Stockholder's equity	$	71,962
Deduct nonallowable assets:		
Receivables		(515)
Due from affiliates		(34,638)
Prepaid service fees and dealer advances		(3,351)
Other assets		(2,779)
Haircuts on securities and outstanding wire trades		(2,716)
Add deferred income taxes, associated with dealer advances		939
Net capital		28,902
Computation of basic net capital requirement:		
Minimum net capital required (greater of $250,000 or 2% of aggregate debits)		250
Net capital in excess of requirement	$	28,652

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2009 and that included herein.

See accompanying independent auditor's report.

Schedule II

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Computation for Determination of Reserve Requirements for
Broker-Dealers Under Rule 15c3-3 of the
Securities Exchange Act of 1937

December 31, 2009

(Dollars in thousands)

Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, as its transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2009.

See accompanying independent auditor's report.

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone +1 617 988 1000
Fax +1 617 507 8321
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Pioneer Funds Distributor, Inc.:

In planning and performing our audit of the financial statements of Pioneer Funds Distributor, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2010

KPMG

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Financial Statements and Schedules

December 31, 2009

(With Independent Auditors' Report Thereon)